

November 16, 2023

Dean Y. Shigemura
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, HI 96813

   Re: Bank of Hawaii Corporation
    Form 10-K for Fiscal Year Ended December 31, 2022
    Form 10-Q for Fiscal Quarter Ended June 30, 2023
    Form 10-Q for Fiscal Quarter Ended September 30, 2023
    Response dated October 26, 2023
    File No. 001-06887

Dear Dean Y. Shigemura:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Quarterly Report on Form 10-Q for Fiscal Quarter Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Interest Rate Risk, page 62

1. We note the response to our prior comment 3 and the disclosure on pages 62 and 63 in the Form 10-Q for the Quarterly Period Ended September 30, 2023. We note your net interest income sensitivity disclosures in Table 17 only disclose the impacts within a -200 basis points to a +200 basis points range; however, your disclosure on page 62 and response addresses a -400 basis points to a +400 basis points range used by management. Please confirm that you will revise your future filings to include a sensitivity analysis ranging from -400 basis points to +400 basis points.

2. We note your disclosure on page 62 that you also measure your interest rate exposure using economic value of equity ("EVE") sensitivity. Please confirm that you will revise your future filings to include qualitative discussion of how EVE is utilized to manage your

interest rate risk exposure. To the extent it is used by management, disclose quantitative EVE sensitivity information in your future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Patrick M. McGuirk, Esq.